Exhibit 99.2

XTL Biopharmaceuticals to Acquire Psyga Bio, Establishing a Leading Psychedelic Biotechnology Platform with Advanced Clinical Pipeline, Licensed GMP Manufacturing and Proprietary Psilocybin Technologies

Transaction Positions XTL at the Forefront of the Rapidly Expanding Global Psychedelic Therapeutics Market Following Major U.S. Regulatory Momentum

Seven Approved Phase 2a Human Clinical Trials Expected to Begin Patient Enrollment in the Near Future

Licensed GMP-Ready Pharmaceutical Facility for Botanical and Synthetic Psilocybin Manufacturing Creates Strategic Commercialization Advantage

Milestone-Based Structure Provides Significant Additional Long-Term Value Creation

RAMAT GAN, ISRAEL, April 29, 2026 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) announced today that it has entered into a definitive share purchase agreement (the “Purchase Agreement”) to acquire 100% of the issued and outstanding share capital of Psyga Bio Ltd., (the “Psyga”), an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations..

Psyga operates a licensed, GMP-ready pharmaceutical manufacturing facility designed for the cultivation, extraction, isolation, formulation and production of pharmaceutical-grade botanical and synthetic psilocybin, Ibogaine and other psychedelic active pharmaceutical ingredients (APIs), in accordance with applicable international pharmaceutical manufacturing standards. It has developed a proprietary library of more than 180 unique mushroom strains, including differentiated high-potency and bioactive strains, which support pharmaceutical development, product consistency, future intellectual property protection and scalable commercial manufacturing capabilities. In addition, Psyga is advancing a clinical pipeline consisting of seven (7) approved Phase 2a human clinical trials, which are expected to commence patient enrollment in the near future, across multiple indications, including mental health disorders, neurological conditions, trauma-related disorders, addiction treatment and additional central nervous system indications. Several of these programs are fully funded and are expected to be conducted in collaboration with leading academic institutions and medical centers.

Psyga’s scientific activities are led by Professor Dedi Meiri, and are supported by collaborations with leading Israeli academic institutions and medical centers, including the Technion – Israel Institute of Technology, Rambam Health Care Campus, Sheba Medical Center and additional research institutions.

Pursuant to the Purchase Agreement, the Company will acquire from the current shareholder of Psyga all of the issued and outstanding share capital of Psyga on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the current shareholders of Psyga, by way of a private placement, of such number of ADSs of the Company representing, immediately after such issuance, 40% of the issued and outstanding share capital of the Company. No cash consideration will be paid by the Company at the closing of the Transaction.

In addition, as part of the Transaction, the current shareholders of Psyga will be entitled to receive additional ADSs (or warrants in lieu thereof) representing ten percent (10%) of the issued and outstanding share capital of the Company as of the effective date of the Purchase Agreement upon the achievement of each of three (3) milestones: (i) the commencement of at least three human clinical trials from Psyga’s pipeline within twelve months following closing, (ii) the successful achievement of targets in at least two human clinical trials from Psyga’s pipeline within thirty-six months following closing, and (iii) the commencement of the development of Ibogaine-based products, triggered by the execution of a binding commercialization agreement and/or development partnership agreement with a reputable third-party pharmaceutical, biotechnology or life sciences company for the commercialization, licensing, development and/or co-development of Ibogaine-based products based on the Company’s applicable regulatory licenses, on arm’s-length terms.

The Purchase Agreement contains customary representations and warranties, agreements and obligations and conditions to closing, all as are customary for transactions of this nature, including, without limitation, the approval of the Transaction by the Company’s shareholders and receipt of necessary government or third-party approvals, if required. In addition, the current share exchange ratio and the Transaction structure are based, among other things, on the continued listing of XTL’s ADSs on Nasdaq and the preservation of XTL’s status as a Nasdaq-listed public company. Any material change to such status, including delisting or loss of Nasdaq listing, may require re-evaluation of the Transaction terms and the applicable valuation assumptions.

The transaction follows significant regulatory momentum in the United States. On April 18, 2026, President Donald Trump signed an Executive Order titled “Accelerating Medical Treatments for Serious Mental Illness”, directing the FDA and other federal agencies to accelerate research, approval pathways and patient access for psychedelic therapies, including psilocybin and ibogaine. President Trump stated: “Today’s order will ensure that people suffering from debilitating symptoms might finally have a chance to reclaim their lives,” and further added that the initiative would “dramatically accelerate access to new medical research and treatments based on psychedelic drugs.” The White House further stated: “It is the policy of my Administration to accelerate innovative research models and appropriate drug approvals to increase access to psychedelic drugs that could save lives and reverse the crisis of serious mental illness in America.” Following the Executive Order, on April 24, 2026, the FDA announced accelerated review pathways and priority actions for qualifying psychedelic therapies, including psilocybin-based treatments and ibogaine-related programs, further strengthening the regulatory outlook for the sector.

The Transaction is part of the Company’s strategy to expand its assets portfolio with high potential assets and it expected to position XTL as a leading publicly traded psychedelic biotechnology platform with advanced clinical assets, differentiated manufacturing infrastructure and significant long-term commercialization potential across multiple high-value therapeutic categories. Following completion of the Transaction, Psyga will operate as a wholly owned subsidiary of XTL and its current shareholders will be entitled to designate one representative to XTL’s Board of Directors.

In order to support the Company’s financial needs and in order to complete the Transaction, the Company has secured a commitment of an investment of an amount of US$1,500,000 through a private placement to be consummated upon the closing of the Transaction (the “Private Placement”). The closing of the Private Placement is subject to customary closing conditions, including obtaining the approval of the Company’s shareholders, as well as the closing of the Transaction.

Professor Dedi Meiri, Founder and Scientific Leader of Psyga, commented:

“For years, we have worked to build not only a scientific platform, but a true pharmaceutical infrastructure capable of translating psychedelic science into regulated, scalable medical therapies. The recent U.S. regulatory developments significantly strengthen the long-term commercial potential of our platform and validate the direction we have been pursuing.”

The Chief Executive Officer of Psyga added:

“Our strategy has always been to combine deep science, clinical execution and manufacturing independence. Becoming part of a Nasdaq-listed platform such as XTL creates a significant opportunity to accelerate our clinical programs and establish global strategic partnerships.”

Alexander Rabinovich, Chairman of Psyga, stated:

“This transaction creates a rare opportunity to combine a high-value clinical platform with a public market vehicle at precisely the right regulatory moment for the sector. We believe the structure strongly aligns long-term value creation for all shareholders.”

Noam Brand, Chief Executive Officer of XTL, commented:

“We believe Psyga represents the type of transformational transaction capable of repositioning XTL as a leading publicly traded biotechnology platform in one of the most important emerging therapeutic sectors globally. The combination of clinical assets, manufacturing capabilities and regulatory timing creates a highly differentiated strategic opportunity.”

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP Portfolio company that holds an IP portfolio including hCDR1 for Lupus (SLE) and Sjögren's Syndrome (SS) that the company sublicenses. The company actively pursues strategic collaborations and acquisitions to expand its therapeutic portfolio into high-value disease areas.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About Psyga Bio Ltd.

Psyga is an advanced biotechnology company an advanced biotechnology company focused on the research, development and commercialization of proprietary products derived from psychedelic and functional mushrooms, including clinically researched therapeutic candidates, microdosing solutions and wellness-focused formulations. Psyga is led by Professor Dedi Meiri, a researcher in the field of natural product drug discovery and head of the Laboratory of Cancer Biology and Cannabinoid Research at the Technion – Israel Institute of Technology.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether all conditions precedent in the Purchase Agreement will be satisfied, whether the closing of the Transaction will occur, whether the Company will consummation the $1.5 million private placement and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of 100% of the outstanding shares of PsygaBio Ltd pursuant to the share purchase agreement signed by it and the shareholders of Psyga., and, if consummated, to successfully manage and integrate Psyga; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent registration statement on Form F-1 and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com

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